599 Lexington Avenue
New York, NY 10022-6069

+1.212.848.4000

FILED VIA EDGAR

March 2, 2018

Kenneth Ellington
Staff Accountant
U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure
Review Office
100 F. Street, N.E.
Washington, DC 20549

Victory Portfolios (Registration No. 811-04852), Victory Portfolios II (Registration No. 811-22696) and Victory Institutional Funds (Registration No. 811-21584) Financial Statement Review

Dear Mr. Ellington:

On behalf of each of Victory Portfolios, Victory Portfolios II and Victory Institutional Funds (each, a “Registrant” and, collectively, the “Registrants”), we are responding to comments from the Staff of the Securities and Exchange Commission (the “Commission”) provided on February 1, 2018, with respect to the following:

File Number	Registrant	Fund
811-21584	Victory Institutional Funds	Institutional Diversified Stock Fund
811-04852	Victory Portfolios	Victory Strategic Allocation Fund
811-04852	Victory Portfolios	Victory INCORE Investment Grade Convertible Fund
811-04852	Victory Portfolios	Victory Diversified Stock Fund
811-04852	Victory Portfolios	Victory Sycamore Established Value Fund
811-04852	Victory Portfolios	Victory NewBridge Large Cap Growth Fund
811-04852	Victory Portfolios	Victory INCORE Fund for Income
811-04852	Victory Portfolios	Victory National Municipal Bond Fund
811-04852	Victory Portfolios	Victory Ohio Municipal Bond Fund
811-04852	Victory Portfolios	Victory Sycamore Small Company Opportunity Fund
811-04852	Victory Portfolios	Victory Special Value Fund
811-04852	Victory Portfolios	Victory Expedition Emerging Markets Small Cap Fund
811-22696	Victory Portfolios II	Victory CEMP Commodity Volatility Wtd Index Strategy Fund
811-22696	Victory Portfolios II	Victory CEMP Market Neutral Income Fund
811-22696	Victory Portfolios II	Victory CEMP US 500 Enhanced Volatility Wtd Index Fund
811-22696	Victory Portfolios II	Victory CEMP Long/Short Strategy Fund

811-22696	Victory Portfolios II	Victory CEMP Global High Dividend Defensive Fund
811-22696	Victory Portfolios II	VictoryShares US 500 Volatility Wtd ETF
811-22696	Victory Portfolios II	VictoryShares US Discovery Enhanced Volatility Wtd ETF
811-22696	Victory Portfolios II	VictoryShares US 500 Enhanced Volatility Wtd ETF
811-22696	Victory Portfolios II	VictoryShares Developed Enhanced Volatility Wtd ETF
811-22696	Victory Portfolios II	VictoryShares US EQ Income Enhanced Volatility Wtd ETF
811-22696	Victory Portfolios II	VictoryShares US Small Cap Volatility Wtd ETF
811-22696	Victory Portfolios II	VictoryShares International Volatility Wtd ETF
811-22696	Victory Portfolios II	VictoryShares Emerging Market Volatility Wtd ETF
811-22696	Victory Portfolios II	VictoryShares US Large Cap High Div Volatility Wtd ETF
811-22696	Victory Portfolios II	VictoryShares US Small Cap High Div Volatility Wtd ETF
811-22696	Victory Portfolios II	VictoryShares International High Div Volatility Wtd ETF
811-22696	Victory Portfolios II	VictoryShares US Multi-Factor Minimum Volatility ETF
811-22696	Victory Portfolios II	VictoryShares Dividend Accelerator ETF

We refer to each series of the Registrants noted above as a “Fund,” and collectively, the “Funds.

Below we identify in bold the Staff’s comments and note in regular type our responses.  Capitalized terms used but not defined in this letter have the meanings assigned to them in each referenced filing.  We have attempted to accurately restate the Staff’s comments, which were provided orally by telephone.

When a comment specific to one section of the document would apply to similar disclosure elsewhere in the document, we will make changes consistently throughout the documents, as appropriate.

1)                                     Please remove all inactive Funds from EDGAR.

Response:  The Registrants have removed all inactive Funds from EDGAR.

2)                                     Victory INCORE Investment Grade Convertible Fund:  The Fund disclosed that it changed its benchmark index to the Bank of America Merrill Lynch All Investment Grade U.S. Convertible 5% Index effective August 18, 2017.  In future filings, please explain the reason for the change as required by Instruction 7 to Item 27(b)(7) of Form N-1A.

Response:  The Registrant will include the disclosure to reflect the Staff’s comment in future filings.

3)                                     Each Applicable Fund’s Statement of Operations:  Please confirm that any non-cash dividends are separately presented if greater than 5% of total income as required by Article 6-07(1) of Regulation S-X.

Response:   Confirmed. If applicable, any non-cash dividends would be separately presented if greater than 5% of total income on each Fund’s Statement of Operations.

4)                                     Victory Strategic Allocation Fund

a.              The Fund appears to be a fund-of-funds.  Please include a general description of the Fund’s structure in the notes to the financial statements.

Response:  The Registrants will include the description to reflect the Staff’s comment.

b.              Please provide disclosure in the financial statements informing a shareholder how they may obtain a copy of the Underlying Funds’ financial statements.  For example, you may refer shareholders to the Commission’s website at www.sec.gov.

Response:  The Registrants will include the disclosure to reflect the Staff’s comment.

5)                                     Each Applicable Fund’s Notes to Financial Statements, Note 9 — Affiliated Securities:  With respect to the affiliates table in future Fund filings, please include the disclosures required by Article 12-14 of Regulation S-X, including:

a.              A categorized schedule, as required by Instruction 2 of Article 12-12 of Regulation S-X; and

b.              The subtotals for each category of investments, subdivided both by type of investment and industry, country, or geographic region, shall be shown together with their percentage value compared to net assets, as required by Footnote 7 to Article 12-14 of Regulation S-X.

Response:  The Registrants will include the disclosure to reflect the Staff’s comment.

6)                                     Victory Sycamore Small Company Opportunity Fund, Notes to Financial Statements, Note 9 — Affiliated Securities:  Please explain why the total dividend income for affiliated securities in the affiliates table does not equal the affiliated dividend income in the Statement of Operations.

Response:  The Statement of Operations of Victory Sycamore Small Company Opportunity Fund incorrectly states the allocation of income between affiliated dividend income and unaffiliated dividend income.  Affiliated dividend income should be stated as $2,544, rather than $746, and unaffiliated dividend income should be $59,461, rather than $61,259, as stated.  The Statement of Operations correctly states the Fund’s total income.  For this reason, Registrant believes that the incorrect allocation is not material and does not affect any other part of the Fund’s financial statements, including performance information.

7)                                     Victory NewBridge Large Cap Growth Fund: The Fund had greater than 40% of its net assets invested in the information technology sector at period end.  However, the Fund’s most recent prospectus does not include sector risk disclosure.  Sector risk should be included in the prospectus if a fund has a significant amount of its net assets (e.g., greater than 25%) invested in a single sector.  If the Fund consistently focuses on a particular sector (e.g., a period of three or more years), please explain why the identification of the sector including the strategies and risks of investing in that sector are not disclosed in the Fund’s summary prospectus.

Response:  The Registrants note that concentration in a particular sector is a byproduct of the Fund’s investment strategy and is not a strategy in and of itself, so that concentration in any given sector may vary over time.  The Registrants, however, will add disclosure that elaborates on stock market volatility as it affects various market sectors in which the Fund invests, including the risks of particular sectors, when appropriate, and that this volatility may cause greater volatility in Fund performance.  The Registrants intend to include such disclosure during the normal cycle of prospectus updates.

We appreciate your attention to the above referenced filings and this letter in response to the Staff’s comments.  If you have additional questions, please call me at (212) 848-4100 or Matthew Kutner at (212) 848-7504.

Very truly yours,

/s/ Jay G. Baris

Jay G. Baris

cc:

Leigh A. Wilson, Chairman

David Meyer, Chair, Audit and Risk Oversight Committee

Christopher K. Dyer, Victory Capital Management Inc.

Erin G. Wagner, Victory Capital Management Inc.

Michael D. Policarpo, II, Victory Capital Management Inc.

Scott A. Stahorsky, Victory Capital Management Inc.

Colin Kinney, Victory Capital Management Inc.

Allan Shaer, Citi Fund Services Ohio, Inc.

Nathan J. Greene, Shearman & Sterling LLP

Matthew J. Kutner, Shearman & Sterling LLP